                                  Form N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                              Columbus Funds, Inc.
                        --------------------------------
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Columbus and the State of Indiana on this 18th day of December, 2003.

                                                  COLUMBUS FUNDS, INC.

                                                  By: /s/ Michael G. Dow

                                                      Michael G. Dow
                                                      President

Attest: /s/ Mark M. Egan

        Mark M. Egan
        Secretary